Exhibit 99.1

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CONTINUING CONNECTED TRANSACTION

 PROVISION OF ELECTRONIC PLATFORM FOR SALE OF AVIATION PASSENGER COMPREHENSIVE INSURANCE

On 21 November 2014, the Board approved the E-commerce Company to enter into the Cooperation Agreements with the Finance Company, Air Union and each of the Insurance Companies, respectively, for a period of three years commencing from 12 June 2014 to 31 May 2017. Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances.

As the Finance Company is a connected person of the Company under the Listing Rules, the provision of electronic platform services by the Group as contemplated under the Cooperation Agreements constitute continuing connected transactions of the Company under the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the provision of electronic platform services contemplated under the Cooperation Agreements are on an annual basis exceeding 0.1% and less than 5%, the provision of electronic platform services by the Group as contemplated under the Cooperation Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

PROVISION OF ELECTRONIC PLATFORM FOR SALE OF AVIATION PASSENGER COMPREHENSIVE INSURANCE

On 21 November 2014, the Board approved the E-commerce Company, to enter into the Cooperation Agreements with the Finance Company, Air Union and each of the Insurance Companies, respectively, for a period of three years commencing from 12 June 2014 to 31 May 2017.

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Subject Matter

Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform.

The Finance Company (the only entity within the CSAHC Group holding the comprehensive insurance agent qualification which was approved by both China Banking Regulatory Commission and CIRC) shall be responsible for the general coordination and support, financial settlement and assisting the settlement for insurance claims in relation to the sales of online insurance procured by Air Union through the electronic platforms of the Company.

Air Union shall act as the agent of the Insurance Companies to sell the electronic aviation passenger comprehensive insurance through the electronic platforms of the Company and the Insurance Companies shall provide the standard insurance products and corresponding consulting services, and will be responsible for the insured risks under the electronic aviation passenger comprehensive insurance.

Consideration

The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms.

There has not been any comparative market prices due to the specific nature of such transaction and the above pricing model has been agreed on an arm's length basis among the parties and has been adopted since the commencement of cooperation in 2008.

Historical Figures and Annual Cap

As disclosed above, the Group has already been cooperating with the Finance Company and certain insurance companies on the sale of electronic aviation passenger comprehensive insurance since 2008 on a comparatively minimal scale.

The aggregate historical services fees charged by the Group for the transactions as contemplated under the Cooperation Agreements were approximately RMB10.03 million, RMB11.99 million and RMB16.50 million for the three years ended 31 December 2013, respectively. For the five months ended 31 May 2014, the services fees charged by the Group was approximately RMB7.05 million.

The Directors propose the annual caps in relation to the service fees to be charged by the Group as contemplated under the Cooperation Agreements areas follows:

	For the seven months ending 31 December 2014	For the year ending 31 December 2015	For the year ending 31 December 2016	For the five months ending 31 May 2017
	RMB (million)	RMB (million)	RMB (million)	RMB (million)
Caps	14.24	30.27	42.38	24.72

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The proposed annual cap is determined at an arm's length basis between both parties by reference to (i) the historical figures of the relevant transactions as disclosed above; (ii) the historical sale figures of the electronic aviation passenger comprehensive insurance; and (iii) the expected increase in demand for the electronic aviation passenger comprehensive insurance based on the approximately 40% growth of the sales of the electronic aviation passenger comprehensive insurance through the electronic platforms of the Company.

Reasons and Benefits of the Cooperation Agreements

The electronic aviation passenger comprehensive insurance product is an innovative insurance product covering various insurances (including the life and accident insurance, and property insurance coverage such as flight-delay, luggage-delay insurance and travel changes) for aviation passengers, which can be sold together with the e-ticket. The purchase of insurance through the electronic platforms of the Company can bring the convenience to the passengers to avoid complicated authorisation and purchase procedures; and the arrangement under the Cooperation Agreements shall enrich the services provided to the passengers and satisfy the passengers' online shopping demand.

The Finance Company is a non-bank financial company established under the approval of the People’s Bank of China according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by China Banking Regulatory Commission. As disclosed above, the Finance Company holds the comprehensive insurance agent qualification which covers a wide range of various insurance products, thus it is eligible to provide a wider scope of services when involved in the insurance business transactions. The arrangement for the cooperation with the Finance Company and the other parties can make sure the services provided by the Group in accordance with and in satisfaction of the relevant requirements of the regulatory authorities (including but not limited to the CIRC).

The Directors (including the independent non-executive Directors) consider that the Cooperation Agreements were entered into after an arm's length negotiation and the terms therein (including the annual caps) are fair and reasonable, the transactions contemplated under the Cooperation Agreements are on normal commercial terms and in the ordinary and usual course of business of the Group; and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 53.72% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The Finance Company is the non wholly-owned subsidiary of CSAHC and therefore is a connected person of the Company under the Listing Rules, the provision of electronic platform services by the Group contemplated under the Cooperation Agreements constitute continuing connected transactions of the Company under the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the provision of electronic platform services contemplated under the Cooperation Agreements are on an annual basis exceeding 0.1% and less than 5%, the provision of electronic platform services contemplated under the Cooperation Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules. Transactions which took place since 1 January 2014 and prior to this announcement represented de minimis transactions under Rule 14A.76 of the Listing Rules.

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Moreover, save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under the Cooperation Agreements under the Listing Rules.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to, and had abstained from voting in respect of the resolution to approve the Cooperation Agreements and the transactions contemplated thereunder.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of the E-commerce Company is that of providing value-added telecommunications services; insurance sale agent to sell short-term personal accidental injury insurance (above businesses operating under valid licenses); computer software and hardware development and technical services; sale of computer hardware and software and internet equipment, agent for the sale of train or bus tickets, boat tickets and air tickets; and room booking services.

The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

The principal business activity of Air Union is that of the agent for the sale of insurance products; the agent for the collection of insurance premium; the agent for the loss investigation and settlement of the relevant insurance businesses; and other businesses approved by the CIRC.

The principal business activity of Ping An Property & Casualty Insurance Company of China, Ltd. is that of the sale of business property insurance, family property insurance, short-term health insurance, accidental injury insurance, construction insurance, installation works insurance, cargo insurance, motor vehicle insurance, ship insurance, energy insurance, statutory liability insurance, general liability insurance, guarantee insurance, credit insurance, crop insurance, farming insurance; the agent for domestic and foreign insurance organisations to settle, recover and other related matters it was entrusted upon; and other businesses approved by the CIRC.

The principal business activity of Sunshine Property and Casualty Insurance Company Limited is that of the sale of property insurance, liability insurance, credit insurance and guarantee insurance, short-term health insurance and accidental injury insurance; reinsurance of the above businesses; the use of insurance funds in accordance with the state laws and regulations; other businesses approved by the CIRC.

The principal business activity of PICC Property and Casualty Company Limited is that of the insurance business.

The principal business activity of Taiping Pension Co., Ltd. is that of the group pension insurance and annuity business, individual pension insurance and annuity business, short-term health insurance business, accidental injury insurance business, group life insurance business, group long-term health insurance business; the reinsurance of the above businesses; the use of insurance funds in accordance with the state laws and regulations; and other businesses approved by the CIRC

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To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Air Union and the Insurance Companies and its ultimate beneficial owner is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

DEFINITIONS

“Air Union”	Air Union Insurance Brokers (Beijing) Co., Ltd., a company incorporated in the PRC with limited liability, and a party to the Cooperation Agreements
“Board”	the board of Directors
“CIRC”	China Insurance Regulatory Commission
“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“CSAHC Group”	CSAHC and its subsidiaries
“Directors”	directors of the Company
“Cooperation Agreements”	four electronic aviation passenger comprehensive insurance four-parties cooperation agreements dated 21 November 2014 entered into among the E-commerce Company, the Finance Company, Air Union and each of the four Insurance Companies, respectively, for a term of three years commencing from 12 June 2014 to 31 May 2017
“E-commerce Company”	Guangdong CSA E-commerce Co., Ltd., a company incorporated in the PRC with limited liability, a wholly-owned subsidiary of the Company as at the date of this announcement
“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability, and a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries
“Group”	the Company and its subsidiaries
“Insurance Companies”	Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch, Sunshine Property and Casualty Insurance Company Limited, Taiping Pension Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch, each of them is a party to each of the Cooperation Agreements

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“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)
“RMB”	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

21 November 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent nonexecutive Directors.

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